TNT N.V.
Neptunusstraat 41 – 63
2132 JA Hoofddorp
The Netherlands

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re:	TNT N.V. Registration Statement on Form F-3 No. 333-123342 Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

Pursuant to Rule 477 and Rule 478(c) under the Securities Act of 1933, as amended, TNT N.V. (the Registrant) hereby applies for withdrawal of its registration statement on Form F-3, No. 333-123342, and all exhibits thereto filed with the Securities and Exchange Commission (the Commission) on March 15, 2005, as amended by Pre-Effective Amendment No. 1 filed with the Commission on May 31, 2005 (as so amended, the Registration Statement).

None of the securities covered by the Registration Statement have been sold. The Registrant has determined not to effect at this time the offering to which the Registration Statement relates. The Registrant believes its current liquidity is sufficient without the sale in the United States of the securities covered by the Registration Statement. The Registrant reserves the right, however, to undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant further requests:

1. that the Commission find that the withdrawal hereby requested is consistent with the public interest and protection of investors; and

2. that an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

To confirm the granting of such order, the Registrant requests that the Commission please fax a copy of such order to Paul Burns, Esq., of Allen & Overy LLP, counsel to the Registrant, at (+44) 20 7330 9999.

If you have any questions regarding this application for withdrawal, please contact Paul Burns at (+44) 20 7330 4668.

Very truly yours,

TNT N.V.
By: /s/ M.P. BAKKER

Name: M.P. Bakker
Title: Chief Executive Officer
Date: 7 July 2006